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SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-38238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRYANT PARK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
489 FIFTH AVENUE – 27TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL MAGERMAN **(212) 798-8212**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

M.A. 3/9

OATH OR AFFIRMATION

I, **JOEL MAGERMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BRYANT PARK CAPITAL, INC.**, as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

CHIEF EXECUTIVE OFFICER
Title

Sworn to before me this 23rd day of February, 2010.

[Signature]
Notary Public

PAMELA J. LAWRENCE
Notary Public, State of New York
No. 01LA4911530
Qualified In Kings County
Commission Expires ~~November 2, 20~~ April 27, 2010.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BRYANT PARK CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

BRYANT PARK CAPITAL, INC.
DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Bryant Park Capital, Inc.

We have audited the accompanying statement of financial condition of Bryant Park Capital, Inc. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bryant Park Capital, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

BRYANT PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	136,627
Accounts receivable		273,784
TOTAL ASSETS	$	410,411

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	$	-
Commitments and contingencies (Note 6)		
Shareholder's equity:		
Common stock, no par value; 15,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		109,035
Retained earnings		291,376
Total shareholders' equity		410,411
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	410,411

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting work, and merger and acquisition assignments and valuations. The Company is a wholly owned subsidiary of BPC Group, LLC (the "Parent"), an S corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Recently adopted accounting pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The guidance did not have an impact on the Company's statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, statement of financial condition classification, interest and penalties, accounting in interim periods, disclosures, and transition. Using that guidance, management believes that the Company has no uncertain tax positions that qualify either for recognition or disclosure in the statement of financial condition as of December 31, 2009.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

The Company adopted FASB ASC 855, *Subsequent Events*, as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 25, 2010.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 3. INCOME TAXES

The Company has elected to be treated as a Qualified Subchapter S Subsidiary of the Parent under the Internal Revenue Code. As such, the Company is not liable for federal income taxes on operating income. For tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent.

The Parent files a combined state and local tax return with the Company.

NOTE 4. CONCENTRATION OF MARKET AND CREDIT RISK

The Company maintains its cash in a bank account that, at times, may exceed federally insured limits.

NOTE 5. RELATED-PARTY TRANSACTIONS

In accordance with an agreement between the Parent and the Company, all administrative expenses of the Company are paid by the Parent. Under the agreement, the Company reimburses the Parent for its allocable share of administrative expenses.

In addition, from time to time the Company may receive stock warrants or other securities from certain clients as compensation for services. Any such warrants and other securities received are ultimately distributed to the Parent. The value of the securities transferred to the Parent (at the Company's carrying amounts) in 2009 was $9,440.

NOTE 6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $136,627, which was $131,627 in excess of the required minimum net capital of $5,000.

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of and for the year ended December 31, 2009, securities and warrants received by the Company for services rendered were categorized as Level 1 and Level 3 securities, respectively, and were valued based upon quoted prices (Level 1) or valuation techniques that required inputs that were both unobservable and significant to the overall fair value measurement (Level 3). These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. The value of such securities received in 2009 is discussed in Note 5. All warrants received from clients during the year ended December 31, 2009, were transferred to the Parent at their carrying values.